Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of OMNI Energy Services Corp. on Forms S-8 (No. 333-126679, No. 333-110198, No. 333-49409, No. 333-80973 and No. 333-35816), pertaining to the incentive plans of OMNI Energy Services Corp., and Form S-3 (No. 333-131696) pertaining to the shelf registration with Fusion Capital Fund II, LLC, of our reports dated March 17, 2008, with respect to the consolidated financial statements (which report includes an explanatory paragraph on the implementation of a new accounting standard) and the effectiveness of internal control over our financial reporting, appearing in the Annual Report on Form 10-K of OMNI Energy Services Corp. for the year ended December 31, 2007.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

March 17, 2008